UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

LANGUAGE ENTERPRISES CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

51585L 10 9
(CUSIP Number)

PAUL C. KIRKITELOS
111 N. Sepulveda Blvd., Suite 250
Manhattan Beach, CA 90266
(310) 937-1511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -
1(f) or 240.13d -1(g), check the following box [   ].

CUSIP No. 51585L 10 9

1.	Names of Reporting Persons: PAUL C. KIRKITELOS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	2,340,000 SHARES

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	2,340,000 SHARES

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,340,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 58.4%

14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 51585L 10 9

ITEM 1.                SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share, of Language Enterprises Corp., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 111 N. Sepulveda Blvd., Suite 250, Manhattan Beach, CA 90266.

ITEM 2.                IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

PAUL C. KIRKITELOS (the “Reporting Person”)

B.	Residence or Business Address:

The business address of the Reporting Person is 111 N. Sepulveda Blvd., Suite 250, Manhattan Beach, CA 90266.

C.	Present Principal Occupation and Employment:

On November 21, 2007, the Reporting Person was appointed the Chief Executive Office, Chief Financial Officer, President, Secretary and Treasurer of the Company. The principal executive offices of the Company are located at 111 N. Sepulveda Blvd., Suite 250, Manhattan Beach, CA 90266.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is a citizen of the United States of America.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 23, 2007, pursuant to the terms of a Share Transfer Agreement (the “Share Transfer Agreement”) among the Reporting Person, Jonathan Moore, a Director of the Company, and Naomi Moore, also a Director of the Company, the Reporting Person purchased 1,170,000 shares of the Company’s common stock from each of Mr. Moore and Mrs. Moore, being 2,340,000 shares of the Company’s common stock in aggregate (the “Shares”). In consideration of the Shares, the Reporting Person paid $124,990 to each of Mr. Moore and Mrs. Moore, equal to $249,980 in the aggregate.

ITEM 4.                PURPOSE OF TRANSACTION

The Reporting Person acquired Mr. Moore and Mrs. Moore’s shares of the Company’s common stock for investment purposes. As a result of the completion of the sale of the Shares to the Reporting Person, Mr. Moore and Mrs. Moore no longer own any shares of the Company’s common stock and the Reporting Person now owns approximately 58.4% of the outstanding shares of the Company’s common stock.

Pursuant to the terms of the Share Transfer Agreement, Mr. Moore and Mrs. Moore have agreed to resign from the Company’s Board of Directors and to have the Reporting Person appointed as the Company’s sole director. This change in the Company’s Board of Directors is expected to take place 10 days after an information statement prepared in accordance with Rule 14f-1 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) has been mailed to the Company’s stockholders and filed with the SEC.

CUSIP No. 51585L 10 9

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of November 23, 2007, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
---------------------------------	----------------	--------------------------------------------------
Common Stock	2,340,000	58.4%(1)
---------------------------------	----------------	--------------------------------------------------

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. Applicable percentage of ownership is based on 4,003,500 common shares outstanding as of November 23, 2007, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of

CUSIP No. 51585L 10 9

this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Except for the purchase of the Shares described above, the Reporting Person has not effected any transactions in the Company’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS.

Share Transfer Agreement dated effective November 23, 2007 among Jonathan Moore, Naomi Moore and Paul C. Kirkitelos.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2007
Date

/s/ Paul C. Kirkitelos
Signature

PAUL C. KIRKITELOS
Name/Title

\4510\10-SEC InsiderRpts\Kirkitelos, Paul\Schedule 13D.2007-11-23_PK.v1.doc